Exhibit 11

OFFICEMAX INCORPORATED AND SUBSIDIARIES
Computation of Per Share Earnings

	Fiscal Year Ended
	December 30, 2006	December 31, 2005	December 31, 2004
	(thousands, except per-share amounts)
Basic
Income (loss) from continuing operations	$99,054	$(41,212)	$234,125
Preferred dividends	(4,037)	(4,378)	(11,917)
Basic income (loss) from continuing operations	95,017	(45,590)	222,208
Loss from discontinued operations	(7,333)	(32,550)	(61,067)
Basic income (loss)	$87,684	$(78,140)	$161,141
Average shares used to determine basic income (loss) per common share	73,142	78,745	86,917
Basic income (loss) per common share:
Continuing operations	$1.30	$(0.58)	$2.55
Discontinued operations	(0.10)	(0.41)	(0.70)
Basic income (loss) per common share	$1.20	$(0.99)	$1.85
Diluted
Basic income (loss) from continuing operations	$95,017	$(45,590)	$222,208
Preferred dividends eliminated	—	—	11,917
Supplemental ESOP contribution	—	—	(10,833)
Diluted income (loss) from continuing operations	95,017	(45,590)	223,292
Loss from discontinued operations	(7,333)	(32,550)	(61,067)
Diluted income (loss)	$87, 684	$(78,140)	$162,225
Average shares used to determine basic income (loss) per common share	73,142	78,745	86,917
Restricted stock, stock options and other	571	—	1,857
Series D Convertible Preferred Stock	—	—	2,880
Average shares used to determine diluted income (loss) per common share	73,713	78,745	91,654
Diluted income (loss) per common share:
Continuing operations	$1.29	$(0.58)	$2.44
Discontinued operations	(0.10)	(0.41)	(0.67)
Diluted income (loss) per common share(a)	$1.19	$(0.99)	$1.77

(a)            For the year ended December 31, 2005, the computation of diluted loss per common share was antidilutive; therefore, amounts reported for basic and diluted loss were the same.

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